Exhibit 99.1

 Disclaimer  This presentation has been prepared by Legend Biotech Corporation (“Legend Biotech” or the “Company”) solely for information purpose and does not contain all relevant information relating to the Company.The safety and efficacy of the agents and/or uses under investigation discussed in this presentation have not been established. There is no guarantee that the agents will receive health authority approval or become commercially available in any country for the uses being investigated.Certain information contained in this presentation and statements made orally during this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and Legend Biotech's own internal estimates and research. While Legend Biotech believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. While Legend Biotech believes its internal research is reliable, such research has not been verified by any independent source. Forward-Looking Statements This presentation contains “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, but are not limited to, statements relating to the Company’s strategies and objectives; the anticipated timing of, and ability to progress, clinical trials; the ability to make, and the timing of, regulatory submissions in the United States, Europe and Asia, including the ongoing BLA filings for cilta-cel to the U.S. FDA, the submission of a marketing authorization application for cilta-cel to the EMA, and the submission of an IND LB1901 in relapsed or refractory TCL; the ability to generate, analyze and present data from clinical trials; patient enrollment; anticipated timing regarding regulatory approvals by the FDA, EMA or CDE; and the potential benefits of Legend Biotech’s product candidates. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the US litigation process; competition in general; government, industry, and general public pricing and other political pressures; the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation; as well as the other factors discussed in the “Risk Factors” section of the Company’s prospectus filed with the Securities and Exchange Commission on June 8, 2020. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this presentation as anticipated, believed, estimated or expected. Any forward-looking statements contained in this presentation speak only as of the date of this presentation. None of the Company nor any of its affiliates, advisers, or representatives has any obligation and does not undertake to update any forward-looking statements to reflect future events or circumstances.   2

 Cell Therapy Platform Overview

We Are A Fully Integrated Global Cellular Therapy Company

COMPELLING DATA WITH INNOVATIVE PIPELINE

- Lead product candidate ciltacabtagene autoleucel (cilta-cel) may have the potential to deliver deep and durable anti-tumor responses in RRMM
- Broad portfolio of earlier-stage autologous product candidates targeting both hematologic and solid cancers, as well as allogeneic CAR-T approaches

FUTURE PIPELINE

AML	LYMPHOMA	GASTRIC CANCER	OVARIAN CANCER	INFECTIOUS DISEASE

GLOBAL COLLABORATION WITH JANSSEN*

- Global collaboration with Janssen for the development of cilta-cel established December 2017
  - Received an upfront payment of $350 million and a total of $110 million in milestone payments to date
  - Up to an additional $1,165 million in potential future milestone payments

INTEGRATED CELL THERAPY PLATFORM

- In-house antibody generation and CAR-T specific functional screening technologies
- Early clinical proof-of-concept, leveraging KOL relationships in China, the US and globally
- Building large-scale manufacturing facilities in the United States, Europe and China
- >800 employees worldwide in US, China and Europe

RRMM: Relapsed and/or Refractory Multiple Myeloma; AML: acute myeloid leukemia; KOL: key opinion leaders

Legal entity to the agreement is Janssen Biotech, Inc.

4

                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                       Legend Biotech’s Global R&D Strategy  5  With a Presence in Major Geographies, our Mission is to Improve the Lives of Patients Worldwide  CAR, Chimeric Antigen Receptor; TCR, T-Cell Receptor        CoreTechnologies  Disease Areas  Product Platforms  Hematologic Malignancies  CAR  Autologous  Allogeneic  TCR  Solid Tumors  Infectious Diseases

 End-to-End R&D Capability  6  Proprietary methodology to optimize the selection of binding domains and design CAR-T constructs with two or more antigen-binding domains  Robust in vitro and in vivo screening platforms to prioritize pipeline assets   High-throughput antibody screening and engineering capability including single-domain antibodies generated from Llama and conventional antibodies      Binding Domain Selection and Construct Design  Pre-clinical Validation  Antibody Screening Platforms      Clinical Proof of Concept  Efficient clinical translation, leveraging deep relationships with KOLs in US and China

Robust Pipeline of Next-Generation Cell Therapies



US / China
US / RoW
China
Preclinical
Phase 1
Phase 2
Phase 3
Autologous
Hematologic Malignancies
MM* (BCMA)
LEGEND-2
CARTIFAN-1
CARTITUDE-1
CARTITUDE-2
CARTITUDE-4
NHL-DLBCL (CD19 x CD22)
AML (CD33 x CLL-1)
TCL (CD4)
Allogeneic
NHL-DLBCL, FL, MCL, SLL (CD20)
MM (BCMA)
Solid Tumors
Gastric Cancer (Claudin 18.2)
Pancreatic Cancer (Claudin 18.2)
Ovarian Cancer (MSLN)
Infectious Diseases
HIV (Undisclosed)

AML=acute myeloid leukemia, BCMA=B-cell maturation antigen, DLBCL=diffuse large B-cell lymphoma, FL=follicular lymphoma, HIV= human immunodeficiency virus, MCL=mantle cell lymphoma, NHL=non-Hodgkin lymphomas, MM= multiple myeloma, MSLN=mesothelin, RoW=Rest of World, SLL=small lymphocytic lymphoma, TCL=T-cell lymphoma

*In collaboration with Janssen, Pharmaceutical Companies of Johnson & Johnson

LEGEND BIOTECH 7

                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                               Legend and Janssen Global Collaboration  8    Worldwide collaboration and license agreement to develop and commercialize cilta-cel  US 50 / 50  Europe 50 / 50   Greater China 70 / 30 Legend / Janssen  Japan50 / 50  Potential Additional Milestone Paymentsup to $1,040 million  Potential Additional Manufacturing Milestone Paymentsup to $125 million  First Milestone$25 millionDec 2018  Fourth Milestone$30 millionJan 2020  Third Milestone$30 millionJul 2019  Second Milestone$25 millionJul 2019  Upfront Payment$350 millionQ1 2018                    Fifth Milestone$75 millionDecember 2020

Highly Experienced Management Team

US



YING HUANG
Chief Executive Officer/ Chief Financial Officer
Credit Suisse, Bank of America, Wachovia, Barclays, Merck



QIONG WANG
Research & Development
AstraZeneca, NIH National Cancer Institute



STEVE GAVEL
Commercial Development
Celgene, IQVIA, Millennium, Amgen



ALAN KICK
Global Quality
Celgene, Pfizer, Roche, Dendreon, Johnson & Johnson



ELIZABETH GOSEN
Global Manufacturing
Lilly, ImClone Systems, Merck



YUHONG QIU
Global Regulatory
Novartis, Johnson & Johnson



MEETA CHATTERJEE
Global Business Development
Merck, Schering-Plough

CHINA



FRANK FAN
Research & Development
GenScript Make Research Easy



SIMON WU
Research & Development
GenScript Make Research Easy



TRACY LUO
Clinical Development
Amgen, AstraZeneca



CHONG YANG
Commercial Development
Roche, Bayer, Novartis

LEGEND BIOTECH 9

 Cilta-celClinical Development

   Multiple Myeloma: Blood Cancer with a High Unmet Need  11  CI, confidence interval; PI, Protease Inhibitor; IMiD, immunomodulatory drug; MM, multiple myeloma; OS, overall survival 1 Cancer Stat Facts: Myeloma. https://seer.cancer.gov/statfacts/html/mulmy.html. Accessed March 2020. 2 Palumbo A, et al. N Engl J Med. 2011;364(11):1046–60. 3 Globocan 2018 World Fact Sheet: World. https://gco.iarc.fr/today/data/factsheets/populations/900-world-fact-sheets.pdf. Accessed March 2020. 4 Globocan 2018 World Fact Sheet: United States of America. http://gco.iarc.fr/today/data/factsheets/populations/840-united-states-of-america-fact-sheets.pdf. Accessed March 2020. 5 Globocan 2018 World Fact Sheet: Europe. https://gco.iarc.fr/today/data/factsheets/populations/908-europe-fact-sheets.pdf. Accessed March 2020. 6 Globocan 2018 World Fact Sheet: China. https://gco.iarc.fr/today/data/factsheets/populations/160-china-fact-sheets.pdf. Accessed March 2020. 7 Gandhi UH, et al. Leukemia. 2019;33:2266-75.      US: Incidence is 25,962, with mortality of 13,6484  EUROPE: Incidence is 48,297, with mortality of 30,8605  CHINA: Incidence is 20,066, with mortality of 14,6556  160,000 NEW CASES WORLDWIDE IN 2018,accounting for 1% of worldwidenew cancer cases3                                                                                                                                                                                                                                                                                                    1.0  0.8  0.6  0.4  0.2  0.0  0  10  20  30  40  50  Months  Proportion Surviving  Non-triple-refractory (N=57)  Triple-and quad-refractory (N=148)  Penta-refractory (N=70)  P=0.002                            POOR SURVIVAL OUTCOMES IN MULTIPLE REFRACTORY MMMedian OS < 12 months                                                                                                                                                                                                              3RD MOST COMMON BLOOD CANCER1,   accounting for >10% of all hematologic cancer2  in patients refractory to anti-CD38, ≥ 1 PI(s) and / or ≥ 1 IMiD(s)7  Median OS for each group        Median OS(months)  95% Cl        Non-triple-refractory  11.2  (5.4–17.1)        Triple-and quad-refractory  9.2  (7.1–11.2)        Penta-refractory  5.6  (3.5–7.8)

First-in-Human, Phase 1, Dose Finding Study in RRMM
LEGEND-2: LCAR-B38M CAR-T cells



Xi'an
Nanjing
Shanghai

Xi'an



Second Affiliated Hospital of Xi'an Jiaotong University[1]
Wang et al,
ASH 2019 Oral Presentation

Nanjing



Jiangsu Province Hospital[2]
Chen, ASH 2019 Poster

Shanghai



Shanghai Ruijin Hospital[2]
Chen, ASH 2019 Poster



Shanghai Changzheng Hospital[2]
Chen, ASH 2019 Poster

Key Inclusion Criteria[1,2]

- Active MM defined by IMWG criteria with documented disease progression during or within 12 months of most recent anti-MM drugs or auto-HSCT
- Relapsed on prior regimens

Enrollment

- Total: 74 patients (4 sites in China)
- Xi'an: N=57, Wang, et al. ASH 2019
- JS/RJ/CZ sites: N=17, Chen, et al. ASH 2019

Preconditioning

- Cyclophosphamide only (Xi'an, Jiangsu)[1,2]
- Cyclophosphamide + fludarabine (Changzheng, Ruijin)[2]

Administered dose (CAR+ viable T cells/kg)

- Xi'an[1] (median)=0.5×10^6 (0.07-2.1×10^6)
- RJ/CZ/JS[2] (mean)=0.70×10^6 (0.2–1.5×10^6)

Safety & Tolerability

- Cilta-cel CAR-T cells displayed a safety profile consistent with other safety reports of BCMA-targeting CAR-T cell therapy[1,2]

Data cut-off: 31 July 2019 (N=57) and 31 October 2019 (N=17);
[1] Wang B-Y et al. Abstract presented at: 61st ASH Annual Meeting 2019; December 7-10, 2019; Orlando, FL
[2] Chen, et al. ASH 2019. Abstract #1858; Orlando, FL

LEGEND BIOTECH

12

LEGEND-2: Long-Term Deep Responses and High Response Rate

Xi'an: Best overall response (N=57)[1]

- mDOR= 27.0 months (mDOR for CR= 29.1 months)[1]
- Median time to initial response= 1 month[1]
- mPFS= 19.9 months (mPFS for CR= 28.2 months)[1]
- mOS = 36.1 months (mOS for CR not reached)[1]

Median follow-up 25 months



100
80
60
40
20
0
ORR, %
74%
(n=42)
4%
(n=2)
11%
(n=6)
9%
(n=5)
2%
(n=1)
2%
(n=1)
CR
VGPR
PR
SD
PD
NE

ORR[a] = 88%

Ruijin (RJ), Jiangsu (JS), Changzheng (CZ): Best overall response (N=17)[2]

- Median time to initial response= 1 month[2]
- mPFS = 18 months; mOS= not reached[2]

Median follow-up 26 months



100
80
60
40
20
0
ORR, %
82%
(n=14)
6%
(n=1)
12%
(n=2)
CR
VGPR
NE

ORR[a] = 88%

Data cut-off: 31 July 2019 (N=57) and 31 October 2019 (N=17); Xi'an: NE patient died of PE/ACS prior to first evaluation. RJ,JS, CZ: For NE patients, 1 patient died on Day 13 due to CRS and tumor lysis syndrome; 1 patient received chemotherapy prior to first assessment and was censored. [a] ORR=PR or better; response assessed per International Myeloma Working Group criteria

CR, complete response; VGPR, very good partial response; PR, partial response; SD, stable disease; PD, progressive disease; NE, not evaluable; mDOR, median duration of response; MRD, minimal residual disease; ORR, overall response rate; mPFS, median progression free survival; mOS, median overall survival.

[1] Wang B-Y et al. Abstract presented at: 61st ASH Annual Meeting 2019; December 7-10, 2019; Orlando, FL; [2] Chen, et al. ASH 2019. Abstract #1858

LEGEND BIOTECH

13

CARTITUDE-1: Phase 1b/2 Study Design

Primary Objectives

- **Phase 1b: Characterize the safety of cilta-cel and confirm the recommended phase 2 dose**
- **Phase 2: Evaluate the efficacy of cilta-cel by ORR**

Key Inclusion Criteria

- Progressive MM per IMWG criteria
- ECOG PS ≤1
- Measurable disease
- Received ≥3 prior therapies or double refractory
- Prior PI, IMiD, anti-CD38 therapy

Administered dose

- Median administered dose was 0.71×10^6 ($0.51 – 0.95 \times 10^6$) CAR+ viable T cells/kg

CARTITUDE-1

Screening (28 Days)

↓

Apheresis

↓

Bridging Therapy[a] (as needed)

↓

Cy (300 mg/m^2) + Flu (30 mg/m^2) — *Day -5 to -3*

↓

Cilta-cel Infusion
Target: 0.75×10^6 ($0.5 – 1.0 \times 10^6$) CAR+ viable T cells/kg — *Day 1*

↓

Post-infusion Assessments
Safety, Efficacy, PK, PD, Biomarker

↓

Follow-up

NCT03548207; Data cut-off: 01 Sept 2020; [a] Treatment that was received previously and resulted in at least stable disease. Cy=cyclophosphamide; ECOG PS=Eastern Cooperative Oncology Group performance status; Flu=fludarabine; IMiD=immunomodulatory drug; IMWG=International Myeloma Working Group; PI=proteasome inhibitor; PD=pharmacodynamic; PK=pharmacokinetic; MM=multiple myeloma
Madduri et al. ASH Annual Meeting Virtual Experience; December 2-11, 2020; Abstract 177

LEGEND BIOTECH 14

CARTITUDE-1: Baseline Characteristics

Characteristic	N=97
Age, median (range) years	61.0 (43–78)
Male, n (%)	57 (58.8)
Extramedullary plasmacytomas ≥1, n (%)	13 (13.4)[a]
Bone-marrow plasma cells ≥60%, n (%)	21 (21.9)
Years since diagnosis, median (range)	5.9 (1.6–18.2)
High-risk cytogenetic profile, n (%)	23 (23.7)
del17p	19 (19.6)
t(14;16)	2 (2.1)
t(4;14)	3 (3.1)
Tumor BCMA expression ≥50%, n (%)	57 (91.9)[b]

Characteristic	N=97
Prior lines of therapy, median (range)	6.0 (3–18)
Previous stem-cell transplantation, n (%)	
Autologous	87 (89.7)
Allogenic	8 (8.2)
Triple-class exposed,[c] n (%)	97 (100)
Penta-exposed,[d] n (%)	81 (83.5)
Triple-class refractory[c]	85 (87.6)
Penta-refractory[d]	41 (42.3)
Refractory status, n (%)	
Carfilzomib	63 (64.9)
Pomalidomide	81 (83.5)
Anti-CD38 antibody	96 (99.0)
Refractory to last line of therapy, n (%)	96 (99.0)

Data cut-off: 01 Sept 2020; [a]Additional 6 patients had a soft-tissue component of a bone-based plasmacytoma (total plasmacytomas, 19.6%). [b]Denominator n=62, the number of evaluable samples; BCMA expression detected in all evaluable samples. [c]At least 1 PI, at least 1 IMiD, and 1 anti-CD38 antibody. [d]At least 2 PIs, at least 2 IMiDs, and 1 anti-CD38 antibody.
BCMA, B-cell maturation antigen; IMiD, immunomodulatory drug; PI, proteasome inhibitor.
Madduri et al. ASH Annual Meeting Virtual Experience; December 2-11, 2020; Abstract 177

LEGEND BIOTECH 15

CARTITUDE-1: Safety

	N = 97	
	Any Grade	Grade 3/4
Hematologic AEs, (≥30%), n (%)	97 (100)	96 (99.0)
Neutropenia	93 (95.9)	92 (94.8)
Anemia	79 (81.4)	66 (68.0)
Thrombocytopenia	77 (79.4)	58 (59.8)
Leukopenia	60 (61.9)	59 (60.8)
Lymphopenia	51 (52.6)	48 (49.5)
Non-hematologic AEs (≥30%), n (%)		
Hypocalcemia	31 (32.0)	3 (3.1)
Hypophosphatemia	30 (30.9)	7 (7.2)
Fatigue	36 (37.1)	5 (5.2)
Cough	34 (35.1)	0
CAR-T-associated AEs, n (%)		
CRS	92 (94.8)	4 (4.1)
Neurotoxicity	20 (20.6)	9 (9.3)

- **CRS**
  - 94.6% of patients experienced low-grade CRS (n=92)
  - Median time to onset of 7 days (range, 1-12)
  - Median duration of 4 days (range, 1-97) and managed with supportive care measures
- **Neurotoxicity**
  - 20.6% of patients experienced neurotoxicity in total with overlap between ICANS and Other Neurotoxicities (Grade ≥3: 10.3%)
    - ICANS observed in 16.5% (Grade ≥3: 2.1%)
    - Other Neurotoxicities observed in 12.4% (Grade ≥3: 9.3%)
- **Deaths**
  - 14 total deaths observed
    - Deaths due to progressive disease (n=5)
    - Deaths due to adverse events unrelated to treatment (n=3)
    - Deaths due to adverse events related to treatment (n=6)

Data cut-off 01 Sept 2020; [a]Events not reported as ICANS [ie, onset after a period of recovery from CRS and/or ICANS]). [b]Among 12 patients with other NTX, 5 had AEs including movement and/or neurocognitive changes, and 7 had AEs including nerve palsy and peripheral motor neuropathy. AE, adverse event; CAR-T, chimeric antigen receptor T cell; CRS, cytokine release syndrome; ICANS, immune effector cell-associated neurotoxicity syndrome.
Madduri et al. ASH Annual Meeting Virtual Experience; December 2-11, 2020; Abstract 177.

LEGEND BIOTECH 16

CARTITUDE-1: Early, Deep Responses and High Response Rate


ORR[a]: 96.9% (94/97)
100%
80%
60%
40%
20%
0%
Patients
sCR:
67.0%
67.0%
25.8%
4.1%
≥VGPR:
92.8%
Best response[b] = sCR VGPR PR

- Median time to first response: 1 month (0.9–8.5)
- Responses ongoing in 70 (72.2%) patients
- Of evaluable patients, 93.0% achieved MRD 10^{-5} negativity
  - Median time to MRD 10^{-5} negativity: 1 month (0.8–7.7)

Data cut-off: 01 Sept 2020; [a]PR or better, Independent Review Committee assessed. [b]No patient had CR or stable disease as best response. [c]MRD was assessed in evaluable samples at 10^{-5} threshold by next-generation sequencing (clonoSEQ, Adaptive Biotechnologies) in all treated patients at Day 28, and at 6, 12, 18, and 24 months regardless of the status of disease measured in blood or urine; patients were not evaluable primarily due to lack of an identifiable clone in the baseline bone marrow sample. [d]All treated patients.

CAR, chimeric antigen receptor; CR, complete response; MRD, minimal residual disease; ORR, overall response rate; PR, partial response; sCR, stringent complete response; VGPR, very good partial response.

Madduri et al. ASH Annual Meeting Virtual Experience; December 2-11, 2020; Abstract 177

LEGEND BIOTECH

17

 18  CARTITUDE-1: PFS  Overall PFS   Overall 12-month PFS: 76.6% (95% CI, 66.0–84.3)Median PFS not reached  Data cut-off: 01 Sept 2020; OS, overall survival; PFS, progression-free survival; PR, partial response; sCR, stringent complete response; VGPR, very good partial response.Madduri et al. ASH Annual Meeting Virtual Experience; December 2-11, 2020; Abstract 177  PFS by sCR and VGPR  At median duration of follow-up of 12.4 months (range, 1.5–24.9), median PFS has not been reached12-month PFS rate: 76.6% (95% CI, 66.0–84.3)12-month OS rate: 88.5% (95% CI, 80.2–93.5)  No. at risk  sCR  VGPR  25  24  19  15  3  2  0  0  0  0  65  65  62  53  27  12  2  1  1  0      12-month PFSsCR: 84.5% (95% CI, 72.0–91.8)VGPR: 68.0% (95% CI, 46.1–82.5) Median PFS not reached in either group

Clinical Program: Cilta-cel Studies in Multiple Myeloma

FIH Study in China *Long-term Follow-up*		Registrational Studies		Earlier Lines of Therapy	
LEGEND-2[1]	**NCT03090659** ■ Phase 1, multi-center study of LCAR-B38M CAR-T cells in RRMM ■ Fully enrolled and ongoing in China	**CARTITUDE-1 MMY2001**[2]	**NCT03548207** ■ Phase 1b/2, multi-center registration study of cilta-cel in RRMM ■ Fully enrolled and ongoing in US and Japan	**CARTITUDE-2 MMY2003**[4]	**NCT04133636** ■ Global, multi-cohort study ■ Phase 2 open-label study of cilta-cel in various clinical settings to evaluate MRD negativity ■ Enrolling in US / EU/ Israel
		CARTIFAN-1 MMY2002[3]	**NCT03758417** ■ Phase 2, multi-center confirmatory study of cilta-cel in RRMM ■ Ongoing in China	**CARTITUDE-4 MMY3002**[5]	**NCT04181827** ■ Global, randomized study ■ Phase 3 open-label study of cilta-cel vs DPd or PVd in patients with RRMM, 1–3 lines of prior therapy and refractory to lenalidomide ■ Enrolling in US/EU/JP/AUS/ Israel

DPd=daratumumab, pomalidomide, dexamethasone; EU=European Union; JP=Japan; PVd=pomalidomide, bortezomib, dexamethasone; RRMM=relapsed and/or refractory multiple myeloma; SoC=standard of care; US=United States.

[1] NCT03090659. Clinicaltrials.gov website. https://clinicaltrials.gov/ct2/show/NCT03090659. Accessed Jan 2021; [2] NCT03548207. Clinicaltrials.gov website. https://clinicaltrials.gov/ct2/show/NCT03548207. Accessed Jan 2021;
[3] NCT03758417. Clinicaltrials.gov website. https://clinicaltrials.gov/ct2/show/NCT03758417. Accessed Jan 2021; [4] NCT04133636. Clinicaltrials.gov website. https://clinicaltrials.gov/ct2/show/NCT04133636. Accessed Jan 2021;
[5] NCT04181827. Clinicaltrials.gov website: https://clinicaltrials.gov/ct2/show/NCT04181827. Accessed Jan 2021

LEGEND BIOTECH

19

Global Manufacturing Network

US Facilities



Raritan, NJ

BCMA US / EU / JP / ROW Launch/ Commercial Site

✓ GMP Operational



Somerset, NJ

US / EU / JP Legend Clinical Supply Site

- Initiating construction phase

EU Facility In Planning

- EU launch from Raritan, NJ, US
- EU Site in planning phase



State-of-the Art Manufacturing

Robust and Scalable Global Supply of Cell Therapies

China Facilities



Nanjing

BCMA China Launch Site & Legend Clinical Supply Site

✓ GMP Operational



Zhenjiang

Additional Commercial Site

- Construction in progress

LEGEND BIOTECH 20

Future Potential Milestone Payments  21    Clinical Milestones: $105M  $105 million for the achievement of specified future development milestones  $725 million for the achievement of specified regulatory milestones  Regulatory Milestones: $725M  Further milestone payments of up to $125 million for the achievement of specified manufacturing milestones  Manufacturing Milestones: $125M  $210 million for the achievement of specified net trade sales milestones.  Commercial Milestones: $210M   Future Milestones

 Near-Term Targets for Legend Biotech  22    File BLA in China for cilta-cel    Targeted FDA approval for cilta-cel in US    1H21  2H21  US: United States; BLA: Biologics License Application; FDA: Federal Drug Administration; MAA: Marketing Authorization Application; EMA: European Medicines Agency  Targeted CDE approval for cilta-cel in China    2022  Targeted EMA approval for cilta-cel in EU    2022  Initiate phase 1 study for LB1901 for T-cell Lymphoma in US    2021  File MAA with EMA for cilta-cel    2H21

 Investment Highlights  23    Global Collaboration  Global collaboration with Janssen for the development of cilta-cel with ongoing clinical trials  Deep and durable anti-tumor responses observed in heavily pretreated patients; initiation of BLA submission with the FDA took place in December 2020  Promising Clinical Data  End-to-end R&D and manufacturing capabilities with two core technologies (CAR and TCR) and two platforms (Autologous and Allogeneic)  Experienced team with broad involvement in biopharmaceutical drug discovery, development and commercialization  Fully Integrated Platform  Strong Management

 Thank You !